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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidnet, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

498 Seventh Avenue, 15th Floor
(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/3

OATH OR AFFIRMATION

I, Kevin Held, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidnet, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ANGELA LIU
Notary Public, State of New York
Registration #01LI6184599
Qualified In New York County
Commission Expires April 7, 2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2009

Liquidnet, Inc.
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. (the Company) at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

Liquidnet, Inc.
Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 51,627,854
Cash segregated for regulatory purposes	23,381,548
Receivables from clearing broker	6,770,330
Financial instruments, at fair value	1,775,175
Deferred tax assets, net	4,130,111
Due from affiliates	424,501
Other assets	350,663
Total assets	$ 88,460,182
Liabilities and stockholder's equity	
Liabilities	
Accounts payable and accrued liabilities	$ 23,494,737
Accrued compensation	2,957,835
Income taxes payable to Parent	4,342,554
Due to Parent	2,684,569
Total liabilities	33,479,695
Stockholder's equity	
Common stock, $.01 par value, 3,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	38,297,315
Retained earnings	16,683,171
Total stockholder's equity	54,980,487
Total liabilities and stockholder's equity	$ 88,460,182

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

Liquidnet, Inc. (the Company) was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the Parent) and has affiliates based in the United Kingdom, Canada, Japan, Hong Kong and Australia. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers overnight deposits, money market accounts and all liquid debt instruments with maturities of approximately three months or less at the date of purchase to be cash equivalents. The Company's cash and cash equivalents are held in bank deposits, and money market funds at several financial institutions. At any point in time, the Company may have funds in its operating accounts and segregated accounts that are held with financial institutions that may exceed deposit insurance limits.

Cash Segregated for Regulatory Purposes

The Company held $23,381,548 in a segregated account at one financial institution for the benefit of customers.

Income Taxes

The Company follows an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files consolidated federal and combined state income tax returns with its Parent and U.S. affiliates. An informal tax sharing agreement exists between the Company and the Parent. Consistent with the informal tax sharing agreement, income tax expenses recorded by the Company are determined on a separate company basis.

Receivables from Clearing Broker

Receivables from clearing broker includes amounts on deposit with the Company's clearing broker of $1,526,080 and commission receivables for customer securities transactions of $5,100,259. In accordance with the clearing agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. All amounts

receivable from the clearing broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right.

Receivables from clearing broker are unsecured and are due in accordance with payment terms included in the contract with the clearing broker. Historically, all amounts due from the clearing broker have been collected, such that an allowance for doubtful accounts is not required. In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

Due to/from Parent and Affiliate
Intercompany payables and receivables with affiliates occur due to commission revenue and associated costs in connection with trades executed by or for affiliates on behalf of the Company, and due to management fees payable to the Parent.

Fair Value of Financial Instruments
The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate fair value because of the immediate or short-term maturity of these financial instruments. The Company's investments in auction rate securities and related rights offering, classified as financial instruments in the accompanying statement of financial condition, are reported at fair value, with realized and unrealized gains and losses recorded in the statement of income.

Revenue Recognition
Commission revenues and related expenses are recorded on a trade-date basis. Commission revenues are derived from customers for trades executed in the Company's brokerage trading system. Commission revenues are recorded net of credits for Commission Sharing and Similar Arrangements (CSA).

Equity Based Compensation
Equity based awards are recorded at fair value at the date of grant and the cost of the awards, net of estimated forfeitures, is expensed over the vesting period using the straight line attribution method. The Parent uses the Black-Scholes option pricing model to determine the fair value of stock option awards. The Parent measures non-vested restricted stock awards using the fair market value of restricted shares of common stock on the date the award is granted.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company which have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Subsequent Events
The Company has evaluated events and transactions occurring subsequent to December 31, 2009, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 25, 2010, the date these financial statements were issued.

3. Commission Sharing Arrangements

The Company allows customers to enter into Commission Sharing and Similar Arrangements. These arrangements provide for a portion of commissions paid on transactions to be used to pay for investment-related research. Under such arrangements, participating customers may increase their commission payments and/or receive a credit based upon commissions paid. CSA are netted against commission revenues in the statement of income. Amounts owed to third parties related to CSA and unused CSA credits were $2,201,755 and $20,471,048, respectively, as of December 31, 2009 and are included in accounts payable and accrued liabilities on the statement of financial condition. Pursuant to regulatory requirements, certain of these liabilities have cash segregated for their settlement.

4. Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (Net Capital Rule) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the Net Capital Rule. At December 31, 2009, the Company's net capital was $46,769,592, which was $45,902,349 in excess of its minimum requirement of $867,243. The ratio of aggregate indebtedness to net capital at December 31, 2009 was 0.28 to 1.

5. Income Taxes

As of December 31, 2009, the Company has net deferred tax assets of $4,130,111, primarily related to tax benefits from equity based compensation. The Company believes it is more likely than not that the results of its future operations will generate sufficient taxable income to utilize its deferred tax assets.

6. Related Party Transactions

The Company has entered into agreements with its Parent to provide trading system services and administrative services. The trading system services fee is for the development, maintenance and servicing of the electronic brokerage trading system developed by the Parent.

The administrative services fee is to reimburse the Parent for certain costs incurred by the Parent on behalf of the Company. Certain of these services are subject to a markup.

Amounts due to/from affiliates occur due to commission revenue and associated costs incurred in connection with trades executed by or for affiliates on behalf of the Company. Amounts due to Parent relate to Management Fees payable.

7. Financial Instruments

The fair value of the Company's financial instruments, all of which are auction rate securities and related rights offering, was $1,775,175 as of December 31, 2009. Auction rate securities are variable-rate debt instruments whose underlying agreements have contractual maturities from 20 to 30 years. These securities have been issued by state related higher education agencies and are collateralized by student loans, with the majority substantially guaranteed by the U.S. Department of Education and rated AAA, Aaa or AAA/Aaa by various recognized credit rating agencies. All of the auction rate securities are held for the Company by a major financial institution and are subject to credit and liquidity risks.

While the Company continues to earn interest on its auction rate securities, these investments are not currently trading, and therefore, do not currently have readily observable market values. Based on management's estimate, the auction rate securities with an original par value and cost of $1,800,000 as of December 31, 2009 were written down to an estimated fair value of $1,700,698. The factors evaluated to determine the fair value of the Company's investments included, among others, the credit ratings of the issuers, current market conditions, the level and extent of Federal Family Education Loan Program (FFELP) guarantees, contractual maturities of the securities and the credit quality of the underlying collateral.

In November 2008, the Company accepted a rights offering from the underwriter of the auction rate securities. The rights offering allows the Company to put the associated auction rate securities back to the underwriter for the full par value, beginning in June 2010. The rights offering has an estimated fair value of $74,477 as of December 31, 2009.

The uncertainty in the credit markets has impacted the Company's ability to sell the remaining auction rate securities. The estimated fair value assigned to these securities may differ from the values that would have been used had a ready market existed for these investments, and the differences may be material.

8. Fair Value Measurements

The Company records its financial assets and liabilities at fair value, utilizing a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring the Company to develop its own assumptions.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value. The Company has classified its financial instruments consisting of auction rate securities and related rights offering as Level 3 financial assets. The Company had no financial assets measured at fair value classified as Level 1 or Level 2 as of December 31, 2009. Additionally, the Company did not have any liabilities required to be measured at fair value as of December 31, 2009.

The changes in the fair value of the Level 3 financial assets are as follows:

	2009
Balance, January 1, 2009	$ 1,721,838
Unrealized gain on auction rate securities	213,346
Unrealized loss on related rights offering	(160,009)
Balance, December 31, 2009	$ 1,775,175

9. Equity Based Compensation

All officers and employees of the Company are covered under the Parent's stock option plans (Option Plans) and restricted stock compensation plan (Restricted Stock Plan). Costs for the applicable officers and employees of the Company are allocated from the Parent. Options granted under the Option Plans generally vest over four years and have an exercise price equal to or greater than the estimated fair value of the underlying common stock of the Parent on the day of grant. Options expire 10 years after issuance. Restricted shares and restricted stock units (RSUs) issued under the Restricted Stock Plan generally vest three years after issuance with compensation expense recognized based upon the estimated fair value of the restricted stock /RSU of the Parent on the date of grant.

Restricted Stock Plan
The Parent has adopted and established the Restricted Stock Plan for the benefit of employees and non-employee directors. In January 2008, the plan was amended to allow for the issuance of RSUs. Each RSU is exchangeable into one share of common stock once vested. At December 31, 2009, the Parent had reserved 5,800,000 shares of common stock for issuance under the Restricted Stock Plan. Restricted stock awards (including RSUs) generally vest three years after the date of grant, subject to continued employment or association with the Parent through the vesting date. Shares become unrestricted approximately six months after they become fully vested. Restricted stock and RSUs are not entitled to dividends until vested.

Activity related to the Parent's restricted shares and RSUs is set forth below:

	Outstanding	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2009	3,075,732	$ 14.06
Granted	2,326,516	$ 7.36
Vested	(304,821)	$ 13.86
Forfeited	(469,158)	$ 11.40
Nonvested at December 31, 2009	4,628,269	$ 10.98

Stock Option Plans
Effective January 10, 2000 and February 14, 2005, the Board of Directors of the Parent adopted the 2000 Stock Option Plan and the 2005 Stock Option and 2005 California Stock Option Plans, respectively. All officers and employees of the Parent are covered under the Option Plans. As of

December 31, 2009, a maximum of 46,281,817 shares of common stock were authorized for issuance under these Option Plans. All options under the Option Plans were granted at an exercise price equal to or greater than the estimated fair value of the Parent's common stock at the dates of grant and become exercisable upon vesting. The vesting period is generally four years and is subject to continued employment or association with the Parent through the applicable vesting dates.

In September 2009, the Parent completed an option exchange program (the Exchange) with its employees. Approximately 9.5 million outstanding stock options were exchanged for new options with an exercise price of $6.75 per share, a premium of approximately 20% above the fair value of the underlying common stock on the date of the Exchange. In return for a reduced exercise price, all vested options that were tendered in the Exchange were subject to a one year vesting period and all unvested options that were tendered in the Exchange had their vesting dates deferred for an additional one year.

The Option Plans of the Parent are each in effect for ten years from inception. Activity related to the stock options is set forth below:

		Weighted Average		
	Options Outstanding	Exercise Price	Remaining Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2009	24,604,830	$ 7.64	5.88	
Granted (1)	624,300	$ 6.76		
Exercised	(3,381,714)	$ 0.37		
Forfeited (1)	(1,885,985)	$ 13.10		
Outstanding at December 31, 2009	19,961,431	$ 5.13	5.39	$ 23.4
Exercisable at December 31, 2009	9,957,765	$ 3.34	3.54	$ 23.4

(1) Excludes approximately 9.5 million options granted/tendered in the Exchange.

Options awards are granted with an exercise price equal to or greater than the fair value of the underlying common stock of the Parent on the date of grant. The weighted average grant date fair value of options granted in 2009 was $3.12 per option. The fair value of each option award is measured at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009
Expected volatility	45.0%
Expected dividends	0.0%
Risk-free rate	2.4%
Expected term (years)	6.1

The expected volatility is based upon the volatility of comparable public companies. The expected term was determined using the "simplified method" described in the SEC Staff Accounting Bulletins No. 107 and 110.